HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited)
For the three and nine months ended September 30, 2020 and 2019

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars, except per share amounts)	2020	2019	2020	2019
Revenues
Distribution (includes related party revenues of $70 and $212 (2019 - $70 and $209) for the three and nine months ended September 30, respectively) (Note 24)	1,410	1,140	4,050	3,490
Transmission (includes related party revenues of $479 and $1,327 (2019 - $441 and $1,225) for the three and nine months ended September 30, respectively) (Note 24)	484	444	1,343	1,247
	1,894	1,584	5,393	4,737

Costs
Purchased power (includes related party costs of $561 and $1,705 (2019 - $301 and $1,116) for the three and nine months ended September 30, respectively) (Note 24)	993	737	2,808	2,197
Operation, maintenance and administration (Note 24)	255	249	772	762
Depreciation, amortization and asset removal costs (Note 5)	218	217	639	646
	1,466	1,203	4,219	3,605

Income before financing charges and income tax expense	428	381	1,174	1,132
Financing charges (Note 6)	114	118	352	344

Income before income tax expense	314	263	822	788
Income tax expense (recovery) (Note 7)	22	14	(812)	48
Net income	292	249	1,634	740

Other comprehensive income (loss) (Note 8)	4	—	(30)	(1)
Comprehensive income	296	249	1,604	739

Net income attributable to:
Noncontrolling interest	2	1	6	4
Preferred shareholder	—	—	—	2
Common shareholder	290	248	1,628	734
	292	249	1,634	740

Comprehensive income attributable to:
Noncontrolling interest	2	1	6	4
Preferred shareholder	—	—	—	2
Common shareholder	294	248	1,598	733
	296	249	1,604	739

Earnings per common share (Note 22)
Basic	$2,039	$1,744	$11,446	$5,160
Diluted	$2,039	$1,744	$11,446	$5,160

Dividends per common share declared (Note 21)	$0	$0	$0	$7

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

1

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (unaudited)
At September 30, 2020 and December 31, 2019

As at (millions of Canadian dollars)	September 30, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	—	7
Accounts receivable (Note 9)	645	699
Due from related parties (Note 24)	384	500
Other current assets (Note 10)	187	114
	1,216	1,320

Property, plant and equipment (Note 11)	22,216	21,418
Other long-term assets:
Regulatory assets (Note 12)	4,065	2,676
Deferred income tax assets	27	643
Intangible assets (net of accumulated amortization - $565; 2019 - $517)	491	455
Goodwill (Note 4)	374	325
Other assets (Note 13)	73	80
	5,030	4,179
Total assets	28,462	26,917

Liabilities
Current liabilities:
Bank indebtedness	3	—
Short-term notes payable (Note 16)	985	1,143
Long-term debt payable within one year (includes $304 measured at fair value; 2019 - $nil) (Notes 16, 17)	807	653
Accounts payable and other current liabilities (Note 14)	1,070	974
Due to related parties (Note 24)	161	301
	3,026	3,071

Long-term liabilities:
Long-term debt (includes $nil measured at fair value; 2019 - $351) (Notes 16, 17)	11,112	10,822
Regulatory liabilities (Note 12)	251	167
Deferred income tax liabilities	—	61
Other long-term liabilities (Note 15)	3,193	3,073
	14,556	14,123
Total liabilities	17,582	17,194

Contingencies and Commitments (Notes 26, 27)
Subsequent Events (Note 29)

Noncontrolling interest subject to redemption	21	20

Equity
Common shares (Note 20)	3,110	3,564
Retained earnings	7,714	6,086
Accumulated other comprehensive loss	(36)	(6)
Hydro One shareholder’s equity	10,788	9,644

Noncontrolling interest	71	59
Total equity	10,859	9,703
	28,462	26,917

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

2

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)
For the nine months ended September 30, 2020 and 2019

Nine months ended September 30, 2020 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholder’s Equity	Non- controlling Interest	Total Equity
January 1, 2020	3,564	6,086	(6)	9,644	59	9,703
Net income	—	1,628	—	1,628	4	1,632
Other comprehensive loss (Note 8)	—	—	(30)	(30)	—	(30)
Distributions to noncontrolling interest	—	—	—	—	(2)	(2)
Contributions from sale of noncontrolling interest (Note 4)	—	—	—	—	10	10
Dividends on preferred shares	—	—	—	—	—	—
Dividends on common shares	—	—	—	—	—	—
Return of stated capital (Note 20)	(454)	—	—	(454)	—	(454)
September 30, 2020	3,110	7,714	(36)	10,788	71	10,859

Nine months ended September 30, 2019 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholder’s Equity	Non- controlling Interest	Total Equity
January 1, 2019	4,312	5,137	(7)	9,442	49	9,491
Net income	—	736	—	736	3	739
Other comprehensive loss	—	—	(1)	(1)	—	(1)
Distributions to noncontrolling interest	—	—	—	—	(5)	(5)
Contributions from sale of noncontrolling interest	—	—	—	—	12	12
Dividends on preferred shares	—	(2)	—	(2)	—	(2)
Dividends on common shares	—	(1)	—	(1)	—	(1)
Return of stated capital	(631)	—	—	(631)	—	(631)
September 30, 2019	3,681	5,870	(8)	9,543	59	9,602

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

3

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the three and nine months ended September 30, 2020 and 2019

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2020	2019	2020	2019
Operating activities
Net income	292	249	1,634	740
Environmental expenditures	(4)	(5)	(15)	(21)
Adjustments for non-cash items:
Depreciation and amortization (Note 5)	192	190	567	570
Regulatory assets and liabilities	37	22	35	(151)
Deferred income tax expense (recovery)	12	4	(841)	23
Other	2	3	31	8
Changes in non-cash balances related to operations (Note 25)	144	173	163	9
Net cash from operating activities	675	636	1,574	1,178

Financing activities
Long-term debt issued	—	—	1,100	1,500
Long-term debt repaid	—	—	(652)	(229)
Short-term notes issued	985	520	3,130	2,942
Short-term notes repaid	(860)	(599)	(3,288)	(3,675)
Short-term debt repaid (Note 4)	(20)	—	(20)	—
Return of stated capital	(154)	(146)	(454)	(631)
Preferred shares redeemed	—	—	—	(486)
Dividends paid	—	—	—	(3)
Distributions paid to noncontrolling interest	(1)	(1)	(3)	(7)
Contributions received from sale of noncontrolling interest (Note 4)	—	12	10	12
Change in bank indebtedness	(2)	(1)	3	—
Costs to obtain financing	—	—	(5)	(8)
Net cash used in financing activities	(52)	(215)	(179)	(585)

Investing activities
Capital expenditures (Note 25)
Property, plant and equipment	(456)	(389)	(1,180)	(1,006)
Intangible assets	(37)	(21)	(88)	(69)
Capital contributions received	—	—	—	3
Acquisitions (Note 4)	(126)	—	(126)	—
Other	(4)	8	(8)	6
Net cash used in investing activities	(623)	(402)	(1,402)	(1,066)

Net change in cash and cash equivalents	—	19	(7)	(473)
Cash and cash equivalents, beginning of period	—	—	7	492
Cash and cash equivalents, end of period	—	19	—	19

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

4

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
For the three and nine months ended September 30, 2020 and 2019

1.    DESCRIPTION OF THE BUSINESS
Hydro One Inc. (Hydro One or the Company) was incorporated on December 1, 1998, under the Business Corporations Act (Ontario) and is wholly-owned by Hydro One Limited. The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario.
Earnings for interim periods may not be indicative of results for the year due to the impact of seasonal weather conditions on customer demand and market pricing.
Rate Setting
The Company's transmission business consists of the transmission system operated by its subsidiaries, Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership (B2M LP), a limited partnership between Hydro One and the Saugeen Ojibway Nation (SON), and an approximately 55% interest in Niagara Reinforcement Limited Partnership (NRLP), a limited partnership between Hydro One and Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation (collectively, the First Nations Partners). Hydro One’s distribution business consists of the distribution system operated by its subsidiaries, which include Hydro One Networks, Hydro One Remote Communities Inc. (Hydro One Remote Communities), Orillia Power Distribution Corporation (Orillia Power), as well as the distribution business and assets acquired from Peterborough Distribution Inc. (Peterborough Distribution) this quarter. See Note 4 - Business Combinations for additional information regarding the acquisition of Orillia Power and the acquisition of the business and distribution assets of Peterborough Distribution.
Transmission
On March 7, 2019, the Ontario Energy Board (OEB) issued a decision (DTA Decision) with respect to Hydro One's rate-setting treatment of the benefits of the deferred tax asset resulting from the transition from the payments in lieu of tax regime to tax payments under the federal and provincial tax regimes. On July 16, 2020, the Ontario Divisional Court rendered its decision (ODC Decision) on the Company's appeal of the OEB's DTA Decision. See Note 12 - Regulatory Assets and Liabilities.
On March 21, 2019, Hydro One Networks filed a three-year Custom Incentive Rate application with the OEB for 2020-2022 transmission rates. On December 10, 2019, the OEB approved Hydro One Networks' 2019 transmission revenue requirement and charges as interim effective January 1, 2020 until the new transmission revenue requirement and charges are approved by the OEB. On April 23, 2020, the OEB rendered its decision on the 2020-2022 transmission rate application (2020-2022 Transmission Decision). On July 16, 2020, the OEB issued its final rate order for the 2020-2022 transmission rates approving a revenue requirement of $1,586 million, $1,657 million and $1,729 million for 2020, 2021 and 2022, respectively. On July 30, 2020, the OEB issued its decision for Uniform Transmission Rates (UTRs). The 2020 UTRs that were implemented on an interim basis on January 1, 2020 will continue for the remainder of 2020 in light of the COVID-19 pandemic. A future decision by the OEB will set the 2021 UTRs and determine the period over which the foregone revenue will be collected.
On July 31, 2019, B2M LP filed a transmission rate application for 2020-2024, seeking a base revenue requirement of $36 million for 2020, and a revenue cap escalator index for 2021 to 2024. On January 16, 2020, the OEB approved an updated 2020 base revenue requirement of $33 million.
On October 25, 2019, NRLP filed its revenue cap incentive rate application for 2020-2024. On December 19, 2019, the OEB approved NRLP’s proposed 2020 revenue requirement of $9 million on an interim basis effective January 1, 2020. On April 9, 2020, final OEB approval was received.
On December 17, 2019, the OEB issued a decision on HOSSM’s request for transmission revenue requirement for 2020. The OEB approved a 1.5% revenue cap increase effective January 1, 2020.
Distribution
On November 15, 2019, Hydro One Remote Communities filed an application with the OEB seeking approval for a 2% increase to 2019 base rates. On April 16, 2020, the OEB approved the requested increase for new rates effective May 1, 2020, while the implementation of these rates will be deferred to November 1, 2020 due to COVID-19. On October 8, 2020, the OEB authorized Hydro One Remote Communities to implement its new rates on November 1, 2020, including a rate rider for the recovery of forgone revenues resulting from postponing rate implementation in response to COVID-19.
2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Consolidation and Presentation
These unaudited condensed interim consolidated financial statements (Consolidated Financial Statements) include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated.

5

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2020 and 2019

Basis of Accounting
These Consolidated Financial Statements are prepared and presented in accordance with United States Generally Accepted Accounting Principles (US GAAP) for interim financial statements and in Canadian dollars.
The accounting policies applied are consistent with those outlined in Hydro One's annual audited consolidated financial statements for the year ended December 31, 2019, with the exception of the adoption of new accounting standards as described in Note 3. These Consolidated Financial Statements reflect adjustments, that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods. These Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2019.
3.    NEW ACCOUNTING PRONOUNCEMENTS
The following tables present Accounting Standard Updates (ASUs) issued by the Financial Accounting Standards Board that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASU 2017-04	January 2017	The amendment removes the second step of the current two-step goodwill impairment test to simplify the process of testing goodwill.	January 1, 2020	No impact upon adoption
ASU 2018-13	August 2018	Disclosure requirements on fair value measurements in Accounting Standard Codification (ASC) 820 are modified to improve the effectiveness of disclosures in financial statement notes.	January 1, 2020	No impact upon adoption
ASU 2019-01	March 2019
This amendment carries forward the exemption previously provided under ASC 840 relating to the determination of the fair value of underlying assets by lessors that are not manufacturers or dealers. It also provides for clarification on cash-flow presentation of sales-type and financing leases and clarifies that transition disclosures under Topic 250 are applicable in the adoption of ASC 842.
			January 1, 2020	No impact upon adoption
4.    BUSINESS COMBINATIONS
Acquisition of Peterborough Distribution Assets
On August 1, 2020, Hydro One completed the acquisition of the business and distribution assets of Peterborough Distribution, an electricity distribution company located in east central Ontario, from the City of Peterborough, for a purchase price of approximately $104 million, including the assumption of agreed upon liabilities, subject to final closing adjustments. The purchase price is comprised of a cash payment of $105 million, including a deposit of $4 million paid in 2018 and $101 million paid on closing of the transaction, partially offset by a preliminary purchase price adjustment of $1 million which will be settled in cash at a later date. As the acquired business and distribution assets of Peterborough Distribution meet the definition of a business, the acquisition has been accounted for as a business acquisition.
The following table summarizes the preliminary determination of the fair value of the assets acquired and liabilities assumed:

(millions of dollars)
Working capital	5
Property, plant and equipment	64
Regulatory assets	2
Goodwill	34
Other long-term liabilities	(1)
104

The preliminary determination of the fair value of assets acquired and liabilities assumed is based upon management’s preliminary estimates and assumptions and reflects the fair value of consideration paid, subject to working capital, property, plant and equipment, and regulatory balances closing adjustments. The Company continues to review information and perform further analysis prior to finalizing the fair value of the assets acquired and the liabilities assumed within the permitted period of 12 months from the date of acquisition in accordance with US GAAP.
The preliminary goodwill estimate of approximately $34 million arising from the Peterborough Distribution acquisition consists largely of the synergies and economies of scale expected from combining the operations of Hydro One and Peterborough Distribution. All of the goodwill was assigned to Hydro One’s Distribution Business segment. Peterborough Distribution

6

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2020 and 2019 contributed revenues of $19 million and net income of $nil to the Company’s consolidated financial results for the three and nine months ended September 30, 2020. All costs related to the acquisition have been expensed through the statement of operations and comprehensive income. The disclosure of Peterborough Distribution’s pro forma information is immaterial to the Company’s consolidated financial results for the three and nine months ended September 30, 2020.
Acquisition of Orillia Power
On September 1, 2020, Hydro One completed the acquisition of Orillia Power, an electricity distribution company located in Simcoe County, Ontario, from the City of Orillia for a purchase price of approximately $29 million, subject to final closing adjustments. The purchase price is comprised of a cash payment of $26 million, including a deposit of $1 million paid in 2016, $25 million paid on closing of the transaction, and a preliminary purchase price adjustment of $3 million which will be settled in cash at a later date.
The following table summarizes the preliminary determination of the fair value of the assets acquired and liabilities assumed:

(millions of dollars)
Working capital	3
Property, plant and equipment	32
Deferred income tax assets	2
Goodwill	15
Short-term debt	(20)
Regulatory liabilities	(2)
Other long-term liabilities	(1)
29

The preliminary determination of the fair value of assets acquired and liabilities assumed is based upon management’s preliminary estimates and assumptions and reflects the fair value of consideration paid, subject to working capital, property, plant and equipment, debt and regulatory balances closing adjustments. The Company continues to review information and perform further analysis prior to finalizing the fair value of the assets acquired and the liabilities assumed within the permitted period of 12 months from the date of acquisition in accordance with US GAAP.
The preliminary goodwill estimate of approximately $15 million arising from the Orillia Power acquisition consists largely of the synergies and economies of scale expected from combining the operations of Hydro One and Orillia Power. All of the goodwill was assigned to Hydro One’s Distribution Business segment. Orillia Power contributed revenues of $4 million and net income of $nil to the Company’s consolidated financial results for the three and nine months ended September 30, 2020. All costs related to the acquisition have been expensed through the statement of operations and comprehensive income. The disclosure of Orillia Power's pro forma information is immaterial to the Company’s consolidated financial results for the three and nine months ended September 30, 2020. In September 2020, Hydro One repaid $20 million of short-term debt assumed as part of the Orillia Power acquisition.
NRLP
On January 31, 2020, the Mississaugas of the Credit First Nation purchased an additional 19.9% equity interest in NRLP from Hydro One Networks for total cash consideration of $9.5 million. Following this transaction, Hydro One's interest in the equity portion of NRLP was reduced to 55%, with the Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation owning 25% and 20%, respectively, of the equity interest in NRLP.
5.     DEPRECIATION, AMORTIZATION AND ASSET REMOVAL COSTS

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2020	2019	2020	2019
Depreciation of property, plant and equipment	172	165	504	489
Amortization of intangible assets	16	20	48	60
Amortization of regulatory assets	4	5	15	21
Depreciation and amortization	192	190	567	570
Asset removal costs	26	27	72	76
	218	217	639	646

7

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2020 and 2019

6.    FINANCING CHARGES

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2020	2019	2020	2019
Interest on long-term debt	122	124	369	358
Interest on short-term notes	2	2	8	14
Realized loss on cash flow hedges (Note 17)	3	—	4	—
Other	1	5	10	14
Less: Interest capitalized on construction and development in progress	(14)	(12)	(36)	(36)
Interest earned on cash and cash equivalents	—	(1)	(3)	(6)
	114	118	352	344
7.    INCOME TAXES
As a rate regulated utility company, the Company’s effective tax rate excludes temporary differences that are recoverable in future rates charged to customers. Income tax expense differs from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate. The reconciliation between the statutory and the effective tax rates is provided as follows:

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2020	2019	2020	2019
Income before income tax expense	314	263	822	788
Income tax expense at statutory rate of 26.5% (2019 - 26.5%)	83	70	218	209

Increase (decrease) resulting from:
Net temporary differences recoverable in future rates charged to customers:
Capital cost allowance in excess of depreciation and amortization[1]	(34)	(25)	(86)	(70)
Impact of tax deductions from deferred tax asset sharing[2]	(13)	(15)	(35)	(47)
Overheads capitalized for accounting but deducted for tax purposes	(6)	(5)	(16)	(14)
Interest capitalized for accounting but deducted for tax purposes	(4)	(3)	(11)	(9)
Pension and post-retirement benefit contributions in excess of pension expense	(5)	(5)	(8)	(13)
Environmental expenditures	(2)	(1)	(6)	(5)
Other	2	(2)	(3)	(5)
Net temporary differences	(62)	(56)	(165)	(163)
Net permanent differences	1	—	2	2
Recognition of deferred income tax regulatory asset (Note 12)	—	—	(867)	—
Total income tax expense (recovery)	22	14	(812)	48

Effective income tax rate	7.0%	5.3%	(98.8)%	6.1%
1 Includes accelerated tax depreciation of up to three times the first-year rate for certain eligible capital investments acquired after November 20, 2018 and placed in-service before January 1, 2028, as introduced in the 2019 federal and Ontario budgets and enacted in the second quarter of 2019.
2 Prior to the ODC decision, the impact represents tax deductions from deferred asset tax sharing given to ratepayers as previously mandated by the OEB. Subsequent to the ODC decision, the impact represents the recovery of deferred tax asset sharing currently allocated to rate-payers.
8.    OTHER COMPREHENSIVE INCOME (LOSS)

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2020	2019	2020	2019
Gain (loss) on pension and other post-employment benefits transfer (Note 18)	2	—	(7)	—
Gain (loss) on cash flow hedges (interest-rate swap agreements) (Note 17)	2	—	(21)	—
Loss on cash flow hedges (bond forward agreements) (Note 17)	—	—	(2)	—
Other	—	—	—	(1)
	4	—	(30)	(1)

8

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2020 and 2019

9.    ACCOUNTS RECEIVABLE

As at (millions of dollars)	September 30, 2020	December 31, 2019
Accounts receivable - billed	343	330
Accounts receivable - unbilled	344	391
Accounts receivable, gross	687	721
Allowance for doubtful accounts	(42)	(22)
Accounts receivable, net	645	699
The following table shows the movements in the allowance for doubtful accounts for the nine months ended September 30, 2020 and the year ended December 31, 2019:

(millions of dollars)	Nine months ended September 30, 2020	Year ended December 31, 2019
Allowance for doubtful accounts – beginning	(22)	(21)
Write-offs	9	18
Additions to allowance for doubtful accounts[1]	(29)	(19)
Allowance for doubtful accounts – ending	(42)	(22)
1 Additions to allowance for doubtful accounts for the nine months ended September 30, 2020 include $14 million (year ended December 31, 2019 - $nil) related to the estimated impact of the COVID-19 pandemic. In accordance with accounting guidance issued by the OEB on March 25, 2020, the Company has established a regulatory deferral account to track incremental costs, including costs relating to bad debt expenses, incurred as a result of the COVID-19 pandemic. The estimated amount relating to incremental bad debt expenses has been recognized as a regulatory asset. See Note 12 - Regulatory Assets and Liabilities.
10.     OTHER CURRENT ASSETS

As at (millions of dollars)	September 30, 2020	December 31, 2019
Regulatory assets (Note 12)	109	52
Prepaid expenses and other assets	52	41
Materials and supplies	22	21
Derivative assets (Note 17)	4	—
	187	114
11.    PROPERTY, PLANT AND EQUIPMENT

As at (millions of dollars)	September 30, 2020	December 31, 2019
Property, plant and equipment	32,443	31,716
Less: accumulated depreciation	(11,767)	(11,345)
	20,676	20,371
Construction in progress	1,369	887
Future use land, components and spares	171	160
	22,216	21,418

9

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2020 and 2019

12.    REGULATORY ASSETS AND LIABILITIES
Regulatory assets and liabilities arise as a result of the rate-setting process. Hydro One has recorded the following regulatory assets and liabilities:

As at (millions of dollars)	September 30, 2020	December 31, 2019
Regulatory assets:
Deferred income tax regulatory asset	2,333	1,128
Pension benefit regulatory asset	1,147	1,125
Deferred tax asset sharing	193	—
Environmental	128	141
Post-retirement and post-employment benefits	105	105
Post-retirement and post-employment benefits - non-service cost	86	77
Foregone revenue deferral	64	67
Stock-based compensation	40	42
Conservation and Demand Management (CDM) variance	18	—
COVID-19 emergency deferral	14	—
Debt premium	13	17
Other	33	26
Total regulatory assets	4,174	2,728
Less: current portion	(109)	(52)
	4,065	2,676

Regulatory liabilities:
Retail settlement variance account	87	23
Tax rule changes variance	64	44
Pension cost differential	32	31
Green energy expenditure variance	24	31
Earnings sharing mechanism deferral	22	21
Distribution rate riders	13	42
Asset removal costs cumulative variance	7	—
Deferred income tax regulatory liability	5	5
External revenue variance	1	6
Other	14	9
Total regulatory liabilities	269	212
Less: current portion	(18)	(45)
	251	167
Deferred Income Tax Regulatory Asset
On July 16, 2020, the Ontario Divisional Court (ODC) rendered its decision on the Company's appeal of the OEB's DTA Decision. In connection with the ODC Decision, the Company recorded a reversal of the previously recognized impairment charge of Hydro One Networks' distribution and transmission deferred income tax regulatory asset in its financial statements for the period ending June 30, 2020. The reversal of the previously recognized impaired charge included the regulatory asset relating to the cumulative deferred tax asset amounts shared with ratepayers (deferred tax asset sharing) up to and including June 30, 2020 by Hydro One Networks' distribution and transmission segments of $58 million and $118 million, respectively. As of June 30, 2020, Hydro One recognized deferred tax sharing regulatory assets of $504 million and $673 million, respectively, and associated deferred income tax liability of $310 million. The Company also recorded an increase in net income of $867 million as deferred income tax recovery during the three months ended June 30, 2020.
Deferred Tax Asset Sharing
On October 2, 2020, the OEB issued a procedural order to implement the direction of the ODC and required Hydro One to submit its proposal for the recovery of the deferred tax asset amounts allocated to ratepayers for the 2017 to 2022 period. At September 30, 2020, Hydro One recorded the regulatory asset of $193 million for the cumulative deferred tax asset amounts shared with ratepayers since 2017 to date, consisting of $65 million and $128 million for Hydro One Networks’ distributions and transmission segments respectively. As a result of the OEB’s procedural order, the $193 million regulatory asset relating to the cumulative deferred tax asset amounts has been separately presented from the deferred income tax regulatory asset. Until the OEB issues the order to implement the recovery of the deferred tax asset amounts allocated to ratepayers for the 2017 to 2022 period, this $193 million regulatory asset will continue to increase to recognize the additional amounts shared with ratepayers during the reporting period.

10

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2020 and 2019

Foregone Revenue Deferral
The foregone revenue deferral account is primarily made up of the difference between revenue earned by Hydro One Networks transmission, NRLP, B2M LP, and HOSSM under interim 2020 UTRs, and the revenues that would have been received under the approved UTRs based on OEB-approved 2020 rates revenue requirement and load forecast. This account currently captures the foregone revenue from January 1, 2020 to September 30, 2020. The foregone revenue deferral account is also made up of the difference between revenue earned based on distribution rates approved by the OEB in Hydro One Networks' 2018-2022 distribution rates application, effective May 1, 2018, and revenue earned under the interim rates until the approved 2018 and 2019 rates were implemented on July 1, 2019. This amount is being recovered from ratepayers over an 18-month period ending December 31, 2020.
COVID-19 Emergency Deferral
The COVID-19 emergency deferral account comprises of five sub-accounts established to track incremental costs and lost revenues related to the COVID-19 pandemic: (i) Billing and System Changes as a Result of the Emergency Order Regarding Time-of-Use Pricing, (ii) Lost Revenues Arising from the COVID-19 Emergency, (iii) Other Incremental Costs, (iv) Foregone Revenues from Postponing Rate Implementation, and (v) Bad Debt. The Company has assessed that it is probable that incremental bad debt expense and foregone revenues from postponing rate implementation will be recovered in future rates; therefore, these amounts have been recognized as a regulatory asset. The current balance in the regulatory deferral account represents the incremental bad debt expense as a result of the COVID-19 pandemic and foregone revenues from postponing rate implementation. Hydro One is also tracking certain incremental costs and lost revenues that have arisen due to the COVID-19 pandemic. These amounts have not been recognized as regulatory assets as the Company has not assessed these as probable for recovery in future rates as it waits for further direction from the OEB. The OEB has commenced a consultation on the COVID-19 emergency deferral accounts and commissioned two expert studies which are expected to be informative in the consultation. It is expected that following the consultation, the OEB will set out the timing and process for disposition of the accounts.
CDM Variance
The CDM variance account tracks the impact of actual CDM and demand response programs on the actual load forecast compared to the estimated load forecast included in revenue requirement. As per the OEB's decision on Hydro One Networks' 2017 and 2018 transmission rates, and 2019 transmission rates, this account was maintained to record any variances for 2017, 2018, and 2019. A CDM variance amount for 2017 was calculated and proposed for disposition in the Hydro One Networks' 2020-2022 transmission rate application. In April 2020, the amount as at December 31, 2018, including accrued interest, was approved for disposition by the OEB and was recognized as a regulatory asset. The amount was approved to be recovered from ratepayers over a 3-year period ending December 31, 2022.
Asset Removal Costs Cumulative Variance
In April 2020, the OEB approved the establishment of an asset removal costs cumulative variance account for Hydro One Networks transmission to record the difference between the revenue requirement associated with forecast asset removal costs included in depreciation expense and actual asset removal costs incurred from 2020 to 2022. This account is asymmetrical to the benefit of ratepayers on a cumulative basis over the 2020-2022 rate period.
13.    OTHER LONG-TERM ASSETS

As at (millions of dollars)	September 30, 2020	December 31, 2019
Right-of-Use (ROU) assets (Note 19)	68	71
Derivative assets (Note 17)	—	3
Other long-term assets	5	6
	73	80
14.    ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

As at (millions of dollars)	September 30, 2020	December 31, 2019
Accrued liabilities	669	603
Accounts payable	188	184
Accrued interest	135	104
Environmental liabilities	38	30
Regulatory liabilities (Note 12)	18	45
Derivative liabilities (Note 17)	12	—
Lease obligations (Note 19)	10	8
	1,070	974

11

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2020 and 2019

15.    OTHER LONG-TERM LIABILITIES

As at (millions of dollars)	September 30, 2020	December 31, 2019
Post-retirement and post-employment benefit liability (Note 18)	1,813	1,705
Pension benefit liability (Note 18)	1,147	1,125
Environmental liabilities	90	111
Lease obligations (Note 19)	62	66
Due to related parties (Note 24)	31	40
Derivative liabilities (Note 17)	18	—
Asset retirement obligations	13	10
Long-term accounts payable	5	5
Other long-term liabilities	14	11
	3,193	3,073
16.    DEBT AND CREDIT AGREEMENTS
Short-Term Notes and Credit Facilities
Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under its Commercial Paper Program which has a maximum authorized amount of $2,300 million. These short-term notes are denominated in Canadian dollars with varying maturities up to 365 days. The Commercial Paper Program is supported by the Company’s committed and unsecured revolving standby credit facilities totalling $2,300 million (Operating Credit Facilities). At September 30, 2020, no amounts have been drawn on the Operating Credit Facilities.
The Company may use the Operating Credit Facilities for working capital and general corporate purposes. If used, interest on the Operating Credit Facilities would apply based on Canadian benchmark rates. The obligation of each lender to make any credit extension under its credit facility is subject to various conditions including that no event of default has occurred or would result from such credit extension.
Long-Term Debt
The following table presents long-term debt outstanding at September 30, 2020 and December 31, 2019:

As at (millions of dollars)	September 30, 2020	December 31, 2019
Hydro One long-term debt (a)	11,795	11,345
HOSSM long-term debt (b)	154	160
	11,949	11,505
Add: Net unamortized debt premiums	11	12
Add: Unrealized mark-to-market loss[1]	4	1
Less: Unamortized deferred debt issuance costs	(45)	(43)
Total long-term debt	11,919	11,475

Less: Long-term debt payable within one year	(807)	(653)
	11,112	10,822
1 The unrealized mark-to-market net loss of $4 million relates to $300 million Series 39 notes due 2021 (December 31, 2019 - $1 million also relates to $50 million of the Series 33 notes due 2020). The unrealized mark-to-market net loss is offset by a $4 million unrealized mark-to-market net gain (December 31, 2019 - $1 million) on the related fixed-to-floating interest-rate swap agreements, which are accounted for as fair value hedges.
(a) Hydro One long-term debt
At September 30, 2020, long-term debt of $11,795 million (December 31, 2019 - $11,345 million) was outstanding, the majority of which was issued under Hydro One’s Medium Term Note (MTN) Program. In April 2020, Hydro One filed a short form base shelf prospectus for its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000 million, expiring in May 2022. At September 30, 2020, $4,000 million remained available for issuance under this MTN Program prospectus.
During the nine months ended September 30, 2020, Hydro One issued long-term debt totalling $1,100 million (2019 - $1,500 million) under its previous MTN Program prospectus that had expired in April 2020 as follows:
•$400 million Series 45 notes with a maturity date of February 28, 2025 and a coupon rate of 1.76%;
•$400 million Series 46 notes with a maturity date of February 28, 2030 and a coupon rate of 2.16%; and
•$300 million Series 47 notes with a maturity date of February 28, 2050 and a coupon rate of 2.71%.

12

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2020 and 2019

During the three and nine months ended September 30, 2020, $nil and $650 million long-term debt was repaid, respectively (2019 - $nil and $228 million, respectively) under the MTN Program.
See Note 29 - Subsequent Events for long-term debt issued under Hydro One's MTN Program subsequent to September 30, 2020.
(b) HOSSM long-term debt
At September 30, 2020, HOSSM long-term debt of $154 million (December 31, 2019 - $160 million), with a principal amount of $139 million (December 31, 2019 - $141 million) was outstanding. During the three and nine months ended September 30, 2020 and 2019, no long-term debt was issued and $2 million (2019 - $1 million) of long-term debt was repaid.
Principal and Interest Payments
At September 30, 2020, principal repayments, interest payments, and related weighted-average interest rates were as follows:

	Long-Term Debt Principal Repayments	Interest Payments	Weighted-Average Interest Rate
	(millions of dollars)	(millions of dollars)	(%)
Year 1	803	483	2.1
Year 2	603	460	3.2
Year 3	133	450	6.1
Year 4	700	443	2.5
Year 5	750	421	2.3
	2,989	2,257	2.7
Years 6-10	1,850	1,954	3.7
Thereafter	7,095	4,064	4.8
	11,934	8,275	4.1
17.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Non-Derivative Financial Assets and Liabilities
At September 30, 2020 and December 31, 2019, the Company’s carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, bank indebtedness, short-term notes payable, accounts payable, and due to related parties are representative of fair value due to the short-term nature of these instruments.
Fair Value Measurements of Long-Term Debt
The fair values and carrying values of the Company’s long-term debt at September 30, 2020 and December 31, 2019 are as follows:

	September 30, 2020		December 31, 2019
As at (millions of dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt measured at fair value:
$50 million of MTN Series 33 notes	—	—	50	50
$300 million MTN Series 39 notes	304	304	301	301
Other notes and debentures	11,615	14,421	11,124	13,121
Long-term debt, including current portion	11,919	14,725	11,475	13,472
Fair Value Measurements of Derivative Instruments
Fair Value Hedges
At September 30, 2020, Hydro One had interest-rate swaps with a total notional amount of $300 million (December 31, 2019 - $350 million) that were used to convert fixed-rate debt to floating-rate debt. These swaps are classified as fair value hedges. Hydro One’s fair value hedge exposure was approximately 3% (December 31, 2019 - 3%) of its total long-term debt. At September 30, 2020, Hydro One had the following interest-rate swap designated as a fair value hedge:
•a $300 million fixed-to-floating interest-rate swap agreement to convert the $300 million MTN Series 39 notes maturing June 25, 2021 into three-month variable rate debt.

13

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2020 and 2019

Cash Flow Hedges
At September 30, 2020, Hydro One had the following agreements designated as cash flow hedges:
•$800 million in 3-year pay-fixed, receive-floating interest-rate swap agreements intended to offset the variability of interest rates on the issuances of short-term commercial paper between January 9, 2020 and March 9, 2023; and
•$400 million of bond forward agreements intended to mitigate exposure to variability in interest rates on forecasted fixed-rate issuance under Hydro One's MTN Program, expected to occur by the end of 2020. See Note 29 - Subsequent Events for settlement of these agreements subsequent to September 30, 2020.
At September 30, 2020 and December 31, 2019, the Company had no derivative instruments classified as undesignated contracts.
Fair Value Hierarchy
The fair value hierarchy of financial assets and liabilities at September 30, 2020 and December 31, 2019 is as follows:

As at September 30, 2020 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Derivative instruments (Note 10)
Fair value hedges	4	4	—	4	—
	4	4	—	4	—

Liabilities:
Long-term debt, including current portion	11,919	14,725	—	14,725	—
Derivative instruments (Notes 14,15)
Cash flow hedges, including current portion	30	30	—	30	—
	11,949	14,755	—	14,755	—

As at December 31, 2019 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Derivative instruments (Note 13)
Fair value hedges	1	1	—	1	—
Cash flow hedges	2	2	—	2	—
	3	3	—	3	—

Liabilities:
Long-term debt, including current portion	11,475	13,472	—	13,472	—
	11,475	13,472	—	13,472	—
The fair value of the hedged portion of the long-term debt is primarily based on the present value of future cash flows using a swap yield curve to determine the assumption for interest rates. The fair value of the unhedged portion of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.
There were no transfers between any of the fair value levels during the nine months ended September 30, 2020 and the year ended December 31, 2019.
Risk Management
Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.
Market Risk
Market risk refers primarily to the risk of loss which results from changes in costs, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates, as its regulated return on equity is derived using a formulaic approach that takes anticipated interest rates into account. The Company is not currently exposed to material commodity price risk or material foreign exchange risk.
The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company may utilize interest-rate swaps designated as fair value hedges as a means to manage its interest rate exposure to achieve a lower cost of debt. The Company may also utilize interest-rate derivative instruments, such as cash flow hedges, to manage its exposure to short-term interest rates or to lock in interest-rate levels on forecasted financing.

14

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2020 and 2019

A hypothetical 100 basis points increase in interest rates associated with variable-rate debt would not have resulted in a significant decrease in Hydro One’s net income for the three and nine months ended September 30, 2020 and 2019.
For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the consolidated statements of operations and comprehensive income. The net unrealized loss (gain) on the hedged debt and the related interest-rate swaps for the three and nine months ended September 30, 2020 and 2019 were not material.
For derivative instruments that are designated and qualify as cash flow hedges, the unrealized gain or loss, net of tax, on the derivative instrument is recorded as other comprehensive income (OCI) and is reclassified to results of operations in the same period during which the hedged transaction affects results of operations. The unrealized loss, net of tax, on the cash flow hedges for the nine months ended September 30, 2020 recorded in OCI was $23 million (2019 - $nil), resulting in an accumulated other comprehensive loss of $21 million related to cash flow hedges at September 30, 2020 (December 31, 2019 - accumulated OCI of $2 million). During the three and nine months ended September 30, 2020, a loss of $3 million and $4 million, respectively, was reclassified to financing charges (2019 - $nil). The Company estimates that the amount of accumulated other comprehensive loss, net of tax, related to cash flow hedges to be reclassified to results of operations in the next 12 months is $9 million. Actual amounts reclassified to results of operations depend on the interest rate risk in effect until the derivative contracts mature. For all forecasted transactions, the maximum term over which the Company is hedging exposures to the variability of cash flows is approximately two years.
Credit Risk
Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At September 30, 2020 and December 31, 2019, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a material amount of revenue from any single customer. At September 30, 2020 and December 31, 2019, there was no material accounts receivable balance due from any single customer.
At September 30, 2020, the Company’s allowance for doubtful accounts was $42 million (December 31, 2019 - $22 million). The allowance for doubtful accounts reflects the Company's current lifetime expected credit losses for all accounts receivable balances, which are based on historical overdue balances, customer payments and write-offs. At September 30, 2020, approximately 5% (December 31, 2019 - 5%) of the Company’s net accounts receivable were outstanding for more than 60 days. Please see Note 9 - Accounts Receivable for additions to allowance for doubtful accounts related to the impact of the COVID-19 pandemic.
Hydro One manages its counterparty credit risk through various techniques including (i) entering into transactions with highly rated counterparties, (ii) limiting total exposure levels with individual counterparties, (iii) entering into master agreements which enable net settlement and the contractual right of offset, and (iv) monitoring the financial condition of counterparties. The Company monitors current credit exposure to counterparties on both an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the consolidated balance sheets.
Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The maximum credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts at the reporting date. At September 30, 2020 and December 31, 2019, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was not material. At September 30, 2020, Hydro One’s credit exposure for all derivative instruments, and applicable payables and receivables, was with four financial institutions with investment grade credit ratings as counterparties.
Liquidity Risk
Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term operating liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the Operating Credit Facilities. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, and anticipated levels of funds from operations are expected to be sufficient to fund the Company’s operating requirements. The Company's currently available liquidity is also expected to be sufficient to address any reasonably foreseeable impacts that the COVID-19 pandemic may have on the Company’s cash requirements.

15

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2020 and 2019

18.    PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS
The following table provides the components of the net periodic benefit costs for the three and nine months ended September 30, 2020 and 2019:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Three months ended September 30 (millions of dollars)	2020	2019	2020	2019
Current service cost	54	36	17	14
Interest cost	71	76	14	15
Expected return on plan assets, net of expenses[1]	(112)	(116)	—	—
Prior service cost amortization	1	—	1	—
Amortization of actuarial losses	24	14	—	—
Net periodic benefit costs	38	10	32	29

Charged to results of operations[2,3]	6	7	20	12

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Nine months ended September 30 (millions of dollars)	2020	2019	2020	2019
Current service cost	162	109	52	42
Interest cost	213	227	43	45
Expected return on plan assets, net of expenses[1]	(338)	(347)	—	—
Prior service cost amortization	2	—	2	—
Amortization of actuarial losses	72	42	2	1
Net periodic benefit costs	111	31	99	88

Charged to results of operations[2,3]	18	20	56	34
1    The expected long-term rate of return on pension plan assets for the year ending December 31, 2020 is 5.75% (2019 - 6.5%).
2 The Company accounts for pension costs consistent with their inclusion in OEB-approved rates. During the three and nine months ended September 30, 2020, pension costs of $18 million (2019 - $19 million) and $52 million (2019 - $51 million), respectively, were attributed to labour, of which $6 million (2019 - $7 million) and $18 million (2019 - $20 million), respectively, was charged to operations, no amounts were recorded as regulatory assets (2019 - $4 million and $13 million, respectively), and $12 million (2019 - $8 million) and $34 million (2019 - $18 million), respectively, was capitalized as part of the cost of property, plant and equipment and intangible assets.
3    In the 2020-2022 Transmission Decision, the OEB approved the recovery of the non-service cost component of post-retirement and post-employment benefits as part of operation, maintenance and administration costs for the Company's transmission business. These costs were previously capitalized and recovered through rate base. As a result, during the nine months ended September 30, 2020, other post-retirement and post-employment costs of $17 million attributed to labour were charged to operations.
Effective March 1, 2018, certain employees who provided customer service operations for Hydro One through Inergi LP were transferred to Hydro One Networks (Transferred Employees), and began accruing pension and other post-employment benefits in the Hydro One defined benefit pension plan (Pension Plan) and post-retirement and post-employment benefit plans, respectively. Pursuant to the arrangement, Inergi LP, Vertex Customer Management (Canada) Ltd. (Vertex) and Hydro One Networks agreed to transfer the defined benefit assets and related pension obligations (for current and former members) of the Inergi LP Customer Service Operations Pension Plan and the Vertex Customer Management (Canada) Limited Pension Plan to the Pension Plan. In addition, Inergi LP, Vertex and Hydro One Networks agreed to transfer the other post-employment benefit liability related to the Transferred Employees to Hydro One’s post-retirement and post-employment benefit plans. Regulatory approval for the pension transfer was received on November 27, 2019.
The transfer of the pension assets of $120 million and related pension obligations of $151 million was completed on March 2, 2020. The unfunded status of $31 million was recorded as a pension benefit liability with an offsetting regulatory asset. The transfer of the other post-employment benefit liability of $33 million was completed on April 1, 2020. The liability was recorded as a post-retirement and post-employment benefit liability with an offset to other comprehensive loss. In addition, as a part of the transfers, cash totaling $24 million was transferred to Hydro One and recorded as an asset with an offset to OCI. Both, the OCI resulting from the transfer of the cash asset and the other comprehensive loss resulting from the transfer of the other post-retirement benefit liability are being recognized in net income over the expected average remaining service lifetime (EARSL) of the Transferred Employees.

16

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2020 and 2019

19.    LEASES
Hydro One has operating lease contracts for buildings used in administrative and service-related functions. These leases have terms between three and seven years with renewal options of additional three- to five-year terms at prevailing market rates at the time of extension. All leases include a clause to enable upward revision of the rental charge on an annual basis or on renewal according to prevailing market conditions or pre-established rents. There are no restrictions placed upon Hydro One by entering into these leases. Renewal options are included in the lease term when their exercise is reasonably certain. Other information related to the Company's operating leases was as follows:

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2020	2019	2020	2019
Lease expense	4	2	10	6
Lease payments made	3	1	8	4

As at			September 30, 2020	December 31, 2019
Weighted-average remaining lease term[1] (years)			7	8
Weighted-average discount rate			2.6%	2.7%
1 Includes renewal options that are reasonably certain to be exercised.
At September 30, 2020, future minimum operating lease payments were as follows:

(millions of dollars)
Remainder of 2020	3
2021	12
2022	11
2023	10
2024	10
Thereafter	33
Total undiscounted minimum lease payments[1]	79
Less: discounting minimum lease payments to present value	(7)
Total discounted minimum lease payments	72
1 Excludes committed amounts of $6 million for leases that have not yet commenced.
At December 31, 2019, future minimum operating lease payments were as follows:

(millions of dollars)
2020	10
2021	11
2022	10
2023	9
2024	9
Thereafter	33
Total undiscounted minimum lease payments[1]	82
Less: discounting minimum lease payments to present value	(9)
Total discounted minimum lease payments	73
1 Excludes committed amounts of $6 million for leases that have not yet commenced.
Hydro One presents its ROU assets and lease obligations on the consolidated balance sheets as follows:

As at (millions of dollars)	September 30, 2020	December 31, 2019
Other long-term assets (Note 13)	68	71
Accounts payable and other current liabilities (Note 14)	10	8
Other long-term liabilities (Note 15)	62	66

17

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2020 and 2019

20.    SHARE CAPITAL
Common Shares
The Company is authorized to issue an unlimited number of common shares. At September 30, 2020 and December 31, 2019, the Company had 142,239 common shares issued and outstanding. During the three and nine months ended September 30, 2020, a return of stated capital in the amount of $154 million (2019 - $146 million) and $454 million was paid (2019 - $631 million), respectively. See Note 29 - Subsequent Events for a return of stated capital approved subsequent to September 30, 2020.
The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One Board of Directors and is established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board of Directors may consider relevant.
Preferred Shares
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At September 30, 2020 and December 31, 2019, two series of preferred shares were authorized for issuance: the Class A preferred shares and Class B preferred shares. On January 24, 2019, the Company redeemed 485,870 Class B preferred shares totalling $486 million. At September 30, 2020 and December 31, 2019, the Company had no Class A preferred shares and no Class B preferred shares issued and outstanding.
21.     DIVIDENDS
During the three months ended September 30, 2020 and 2019, no preferred share or common share dividends were declared or paid.
During the nine months ended September 30, 2020, no preferred share dividends (2019 - $2 million) and no common share dividends (2019 - $1 million) were declared and paid.
See Note 29 - Subsequent Events for dividends declared subsequent to September 30, 2020.
22.    EARNINGS PER COMMON SHARE
Basic and diluted earnings per common share is calculated by dividing net income attributable to common shareholder of Hydro One by the weighted-average number of common shares outstanding. The weighted-average number of common shares outstanding during the three and nine months ended September 30, 2020 and 2019 were 142,239. There were no dilutive securities during the three and nine months ended September 30, 2020 or 2019.
23.    STOCK-BASED COMPENSATION
Share Grant Plans
Hydro One Limited has two share grant plans (Share Grant Plans), one for the benefit of certain members of the Power Workers’ Union (the PWU Share Grant Plan) and one for the benefit of certain members of the Society of United Professionals (the Society Share Grant Plan). A summary of share grant activity under the Share Grant Plans during the three and nine months ended September 30, 2020 and 2019 is presented below:

	Three months ended September 30		Nine months ended September 30
(number of share grants)	2020	2019	2020	2019
Share grants outstanding - beginning	3,176,530	3,703,745	3,611,178	4,159,439
Vested and issued[1]	—	—	(434,648)	(455,694)
Share grants outstanding - ending	3,176,530	3,703,745	3,176,530	3,703,745
1 During the nine months ended September 30, 2020, Hydro One Limited issued from treasury 434,648 (2019 - 455,694) common shares to eligible employees in accordance with provisions of the PWU and the Society Share Grant Plans.

18

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2020 and 2019

Directors' Deferred Share Unit (DSU) Plan
A summary of DSU awards activity under the Directors' DSU Plan during the three and nine months ended September 30, 2020 and 2019 is presented below:

	Three months ended September 30		Nine months ended September 30
(number of DSUs)	2020	2019	2020	2019
DSUs outstanding - beginning	64,326	41,813	52,620	46,697
Granted	5,370	5,624	17,076	24,755
Settled	(9,861)	—	(9,861)	(24,015)
DSUs outstanding - ending	59,835	47,437	59,835	47,437
At September 30, 2020, a liability of $2 million (December 31, 2019 - $1 million) related to Directors' DSUs has been recorded at the closing price of Hydro One Limited common shares of $28.22 (December 31, 2019 - $25.08). This liability is included in other long-term liabilities on the consolidated balance sheets.
Management DSU Plan
A summary of DSU awards activity under the Management DSU Plan during the three and nine months ended September 30, 2020 and 2019 is presented below:

	Three months ended September 30		Nine months ended September 30
(number of DSUs)	2020	2019	2020	2019
DSUs outstanding - beginning	67,740	52,497	52,186	104,041
Granted	627	524	21,592	24,459
Paid	(7,027)	—	(12,438)	(75,479)
DSUs outstanding - ending	61,340	53,021	61,340	53,021
At September 30, 2020, a liability of $2 million (December 31, 2019 - $1 million) related to Management DSUs has been recorded at the closing price of Hydro One Limited common shares of $28.22 (December 31, 2019 - $25.08). This liability is included in other long-term liabilities on the consolidated balance sheets.
Long-term Incentive Plan (LTIP)
Performance Share Units (PSU) and Restricted Share Units (RSU)
A summary of PSU and RSU awards activity under the LTIP during the three and nine months ended September 30, 2020 and 2019 is presented below:

	PSUs		RSUs
Three months ended September 30 (number of units)	2020	2019	2020	2019
Units outstanding - beginning	111,620	301,340	138,870	340,730
Vested and issued	—	(345)	—	(1,639)
Forfeited	(3,670)	(131,545)	(2,420)	(68,501)
Units outstanding - ending[1]	107,950	169,450	136,450	270,590

	PSUs		RSUs
Nine months ended September 30 (number of units)	2020	2019	2020	2019
Units outstanding - beginning	162,344	594,470	200,883	432,780
Vested and issued	(49,477)	(76,383)	(3,728)	(23,395)
Forfeited	(4,917)	(146,727)	(4,295)	(80,175)
Settled	—	(201,910)	(56,410)	(58,620)
Units outstanding - ending[1]	107,950	169,450	136,450	270,590
1    Units outstanding at September 30, 2020 include 7,740 PSUs (2019 - 7,740) and 39,920 RSUs (2019 - 96,330) that may be settled in cash if certain conditions are met. At September 30, 2020, a liability of $1 million (2019 - $2 million) has been recorded with respect to these awards and is included in accounts payable and other current liabilities on the consolidated balance sheets.
No awards were granted during the three and nine months ended September 30, 2020 and 2019. The compensation expense related to the PSU and RSU awards recognized by the Company during the three and nine months ended September 30, 2020 was $2 million and $3 million (2019 - credit of $1 million and expense of $8 million), respectively.
At September 30, 2020, $7 million (December 31, 2019 - $10 million) payable to Hydro One Limited relating to PSU and RSU awards was included in due to related parties on the consolidated balance sheets.

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HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2020 and 2019

Stock Options
A summary of stock options activity during the three and nine months ended September 30, 2020 and 2019 is presented below:

	Three months ended September 30		Nine months ended September 30
(number of stock options)	2020	2019	2020	2019
Stock options outstanding - beginning[1]	162,710	820,130	403,550	949,910
Exercised	—	—	(240,840)	(129,780)
Forfeited	—	(243,840)	—	(243,840)
Stock options outstanding - ending[2]	162,710	576,290	162,710	576,290
1 All stock options outstanding as at January 1, 2020, were vested and exercisable (2019 - all stock options were non-vested).
2 All stock options outstanding as at September 30, 2020 and 2019, were vested and exercisable.
24.    RELATED PARTY TRANSACTIONS
Hydro One is owned by Hydro One Limited. The Province of Ontario is a shareholder of Hydro One Limited with approximately 47.3% ownership at September 30, 2020. The Independent Electricity System Operator (IESO), Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), the OEB, Hydro One Telecom Inc. (Hydro One Telecom) and 2587264 Ontario Inc. are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy or by Hydro One Limited. The following is a summary of the Company’s related party transactions during the three and nine months ended September 30, 2020 and 2019:

(millions of dollars)		Three months ended September 30		Nine months ended September 30
Related Party	Transaction	2020	2019	2020	2019
IESO	Power purchased	560	301	1,700	1,110
	Revenues for transmission services	478	439	1,325	1,222
	Amounts related to electricity rebates	402	137	1,172	379
	Distribution revenues related to rural rate protection	61	60	181	178
	Distribution revenues related to supply of electricity to remote northern communities	8	8	26	26
	Funding received related to CDM programs	4	5	21	28
OPG	Power purchased	1	—	4	5
	Revenues related to provision of services and supply of electricity	1	3	5	6
	Costs related to the purchase of services	—	—	1	1
OEFC	Power purchased from power contracts administered by the OEFC	—	—	1	1
OEB	OEB fees	3	3	7	7
Hydro One Limited	Return of stated capital	154	146	454	631
	Dividends paid	—	—	—	1
	Stock-based compensation costs	4	—	9	8
	Cost recovery for services provided	2	3	6	10
Hydro One Telecom	Services received – costs expensed	6	5	16	16
	Revenues for services provided	1	1	2	2
2587264 Ontario Inc.	Preferred shares redeemed	—	—	—	486
	Dividends paid	—	—	—	2
Sales to and purchases from related parties are based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end are interest-free and settled in cash. Invoices are issued monthly, and amounts are due and paid on a monthly basis.

20

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2020 and 2019

25.    CONSOLIDATED STATEMENTS OF CASH FLOWS
The changes in non-cash balances related to operations consist of the following:

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2020	2019	2020	2019
Accounts receivable (Note 9)[1]	(38)	(19)	68	5
Due from related parties	14	75	116	(21)
Materials and supplies (Note 10)[2]	—	(1)	1	(1)
Prepaid expenses and other assets (Note 10)[3]	(1)	15	(16)	(8)
Other long-term assets (Note 13)	2	—	1	(1)
Accounts payable (Note 14)[4]	30	35	(13)	(4)
Accrued liabilities (Note 14)[5]	12	26	53	75
Due to related parties[6]	79	(4)	(147)	(108)
Accrued interest (Note 14)	25	38	31	46
Long-term accounts payable and other long-term liabilities (Note 15)[7]	—	—	1	1
Post-retirement and post-employment benefit liability (Note 15)[8]	21	8	68	25
	144	173	163	9
1 Adjusted for $28 million and $14 million related to amounts with a regulatory asset offset and acquisitions (2019 - $nil and $3 million related to capital contributions) for the three and nine months ended September 30, respectively.
2 Adjusted for $2 million and $2 million related to acquisitions (2019 - $nil and $nil) for the three and nine months ended September 30, respectively.
3 Adjusted for $5 million and $5 million related to acquisitions (2019 - $nil and $nil) for the three and nine months ended September 30, respectively.
4 Adjusted for $9 million and $17 million related to capital investments and acquisitions (2019 - $5 million and $1 million) for the three and nine months ended September 30, respectively.
5 Adjusted for $13 million and $13 million related to acquisitions (2019 - $nil and $nil) for the three and nine months ended September 30, respectively.
6 Adjusted for $2 million and $2 million related to amounts with a regulatory asset offset (2019 - $2 million and $14 million) for the three and nine months ended September 30, respectively.
7 Adjusted for $2 million and $2 million related to acquisitions (2019 - $nil and $nil) for the three and nine months ended September 30, respectively.
8 Adjusted for $3 million and $40 million related to amounts with a regulatory asset offset (2019 - $8 million and $25 million) for the three and nine months ended September 30, respectively.
Capital Expenditures
The following tables reconcile investments in property, plant and equipment and intangible assets and the amounts presented in the consolidated statements of cash flows for the three and nine months ended September 30, 2020 and 2019. The reconciling items include net change in accruals and capitalized depreciation.

	Three months ended September 30, 2020			Nine months ended September 30, 2020
(millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(463)	(36)	(499)	(1,213)	(85)	(1,298)
Reconciling items	7	(1)	6	33	(3)	30
Cash outflow for capital expenditures	(456)	(37)	(493)	(1,180)	(88)	(1,268)

	Three months ended September 30, 2019			Nine months ended September 30, 2019
(millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(398)	(24)	(422)	(1,028)	(71)	(1,099)
Reconciling items	9	3	12	22	2	24
Cash outflow for capital expenditures	(389)	(21)	(410)	(1,006)	(69)	(1,075)
Supplementary Information

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2020	2019	2020	2019
Net interest paid	102	90	349	326
Income taxes paid	14	1	27	17

21

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2020 and 2019

26.    CONTINGENCIES
Hydro One is involved in various lawsuits and claims in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.
27.     COMMITMENTS
The following table presents a summary of Hydro One’s commitments under outsourcing and other agreements due in the next five years and thereafter:

As at September 30, 2020 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Outsourcing and other agreements	75	10	5	4	3	15
Long-term software/meter agreement	14	1	2	1	2	—
The following table presents a summary of Hydro One’s other commercial commitments by year of expiry in the next five years and thereafter:

As at September 30, 2020 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Operating Credit Facilities	—	—	—	2,300	—	—
Letters of credit[1]	176	4	—	—	—	—
Guarantees[2]	334	—	—	—	—	—
1 Letters of credit consist of $171 million letters of credit related to retirement compensation arrangements, $4 million in letters of credit to satisfy debt service reserve requirements, a $2 million letter of credit provided to the IESO for prudential support, and $3 million in letters of credit for various operating purposes.
2 Guarantees consist of $334 million prudential support provided to the IESO by Hydro One on behalf of its subsidiaries.
28.    SEGMENTED REPORTING
Hydro One has three reportable segments:
•The Transmission Segment, which comprises the transmission of high voltage electricity across the province, interconnecting more than 70 local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid;
•The Distribution Segment, which comprises the delivery of electricity to end customers and certain other municipal electricity distributors; and
•Other Segment, which includes certain corporate activities.
The designation of segments has been based on a combination of regulatory status and the nature of the services provided. Operating segments of the Company are determined based on information used by the chief operating decision-maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and income tax expense from continuing operations (excluding certain allocated corporate governance costs).

Three months ended September 30, 2020 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	484	1,410	—	1,894
Purchased power	—	993	—	993
Operation, maintenance and administration	106	146	3	255
Depreciation, amortization and asset removal costs	113	105	—	218
Income (loss) before financing charges and income tax expense	265	166	(3)	428

Capital investments	309	190	—	499

Three months ended September 30, 2019 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	444	1,140	—	1,584
Purchased power	—	737	—	737
Operation, maintenance and administration	100	148	1	249
Depreciation, amortization and asset removal costs	115	102	—	217
Income (loss) before financing charges and income tax expense	229	153	(1)	381

Capital investments	276	146	—	422

22

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2020 and 2019

Nine months ended September 30, 2020 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,343	4,050	—	5,393
Purchased power	—	2,808	—	2,808
Operation, maintenance and administration	329	437	6	772
Depreciation, amortization and asset removal costs	334	305	—	639
Income (loss) before financing charges and income tax expense	680	500	(6)	1,174

Capital investments	796	502	—	1,298

Nine months ended September 30, 2019 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,247	3,490	—	4,737
Purchased power	—	2,197	—	2,197
Operation, maintenance and administration	307	451	4	762
Depreciation, amortization and asset removal costs	342	304	—	646
Income (loss) before financing charges and income tax expense	598	538	(4)	1,132

Capital investments	724	375	—	1,099
Total Assets by Segment:

As at (millions of dollars)	September 30, 2020	December 31, 2019
Transmission	15,443	14,917
Distribution	10,219	9,943
Other	2,800	2,057
Total assets	28,462	26,917
Total Goodwill by Segment:

As at (millions of dollars)	September 30, 2020	December 31, 2019
Transmission	157	157
Distribution (Note 4)	217	168
Total goodwill	374	325
All revenues, assets and costs, as the case may be, are earned, held or incurred in Canada.
29.     SUBSEQUENT EVENTS
Dividends and Return of Stated Capital
On November 5, 2020, common share dividends of $1 million were declared. On the same date, a return of stated capital of $153 million was approved.
Long-Term Debt
On October 9, 2020, Hydro One issued long-term debt totalling $1.2 billion under its MTN Program as follows:
•$600 million Series 48 notes with a maturity date of January 16, 2023 and a coupon rate of 0.71%;
•$400 million Series 49 notes with a maturity date of January 16, 2031 and a coupon rate of 1.69%; and
•$200 million Series 47 notes with a maturity date of February 28, 2050 and a coupon rate of 2.71%.
Consistent with their intention to mitigate the Company's exposure to variability in interest rates on forecasted fixed-rate long-term debt issuance, Hydro One's $400 million bond forward agreements were settled upon the issuance of the Series 48 notes, for a payment of $3 million on settlement.

23